[Letterhead of Milbank, Tweed, Hadley & McCloy LLP]

July 18, 2012

VIA EDGAR

Mr. Mark P. Shuman, Branch Chief — Legal

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Comverse, Inc.

Registration Statement on Form 10

Filed on June 7, 2012

File No. 001-35572

Dear Mr. Shuman:

On behalf of Comverse, Inc. (“Comverse” or the “Company”), a Delaware corporation, we submit in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement on Form 10 (the “Registration Statement”) of the Company, together with the Information Statement incorporated therein by reference (the “Information Statement”) and other exhibits thereto, marked to indicate changes to the Registration Statement and Information Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on June 7, 2012.

Amendment No. 1 to the Registration Statement and the related Information Statement reflect the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Mark Shuman, dated July 5, 2012 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Information Statement. For your convenience, references in the responses to page numbers are to the marked version of the Information Statement. The Company’s written acknowledgement is attached hereto as Exhibit A.

The Company has asked us to convey the following as its responses to the Staff:

Information Statement, Exhibit 99.1

1.	Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

Response to Comment 1

The Company has updated the Information Statement to provide the financial statements required under Rule 3-12 of Regulation S-X.

2.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose prominently in the beginning of your information statement that you are an emerging growth company, and revise your information statement to:

•	Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response to Comment 2

The Information Statement has been revised in response to the Staff’s comment. Please see pages 11-12, 34-35 and 122 of the Information Statement.

Questions and Answers About Comverse and the Share Distribution, page 3

3.	We note the use of a glossary in the introductory paragraphs of this section and the summary section. The meanings of the terms contained in the glossary are clear from context and, therefore, a glossary appears unnecessary. Please consider removing the glossary and defining the acronym “CTI” where it first appears in the information statement. If you choose to retain the glossary, please move it to the end of the Q&A section and delete it from the Summary section.

Response to Comment 3

The Information Statement has been revised in response to the Staff’s comment. Please see pages 3 and 9 of the Information Statement.

4.	Expand this section to add a Q&A addressing the conditions to the spin-off.

Response to Comment 4

The Information Statement has been revised in response to the Staff’s comment. Please see page 5 of the Information Statement.

“What are the reasons for the share distribution?,” page 3

5.	Please balance the answer to this question by disclosing the key potentially negative factors of the spin-off for both CTI and Comverse discussed on page 43 of the information statement, such as the effect of the spin-off on CTI’s ability to generate cash flow and Comverse’s inability to obtain capital resources from CTI. Also, disclose here and on page 43 whether CTI considered alternatives to the share distribution, such as a sale of Comverse and, if so, why it elected the share distribution rather than such alternatives.

Response to Comment 5

The Information Statement has been revised in response to the Staff’s comment. Please see pages 4 and 44 of the Information Statement.

“What are the material U.S. federal income tax consequences…,” page 4

6.	Please revise your discussion of U.S. federal income tax consequences here and on page 46 to discuss upcoming changes to federal tax laws, such as the expiration of the 15% Federal Capital Gains tax rate and the 3.8% investment income surtax under the Patient Protection and Affordable Care Act. Also, as your fiscal year is half over, tell us what consideration you have given to disclosing in the information statement your current belief regarding the likelihood that the share distribution will be taxable to U.S. investors.

Response to Comment 6

The Information Statement has been revised in response to the Staff’s comment. Please see pages 5, 16, 49 and 50 of the Information Statement.

The Company advises the Staff that the Company performed an earnings and profits study and, as noted on pages 5, 16 and 49 of the Information Statement, has determined that it did not have any accumulated earnings and profits as of January 31, 2012.

The Company notes that its second fiscal quarter will end on July 31, 2012 and, that as disclosed in the Company’s risk factor on page 22, a significant amount of revenue and customer orders is typically received close to the end of its fiscal quarter and its fiscal year-end. The Company continues to monitor and refine its analysis on an ongoing basis and believes that any further disclosure regarding current earnings and profits as of January 31, 2013 would be premature at this time.

Summary, page 9

7.	Please revise your summary to balance the discussion of your strengths with an equally prominent discussion of your weaknesses and/or risks, such as the liquidity risk related to your negative cash flows from operations. Additionally, balance the discussion of your growth strategies with an equally prominent discussion of difficulties you may experience in implementing these strategies

Response to Comment 7

The Information Statement has been revised in response to the Staff’s comment. Please see page 11 of the Information Statement.

Summary Historical and Unaudited Pro Forma Financial Data

Additional Combined Financial Highlights, page 17

8.	Please label the “Comverse performance” and “Comverse performance margin” line items on page 18 as non-GAAP measures.

Response to Comment 8

The Information Statement has been revised in response to the Staff’s comment. Please see pages 19 and 67 of the Information Statement.

Risk Factors

9.	Please add a prominently placed risk factor addressing the fact that the historical combined financial statements do not represent your actual historical performance but reflect management assumptions regarding the level of expenses you would have incurred had you operated as an independent, publicly-traded company and, therefore, may not be representative of your future performance.

Response to Comment 9

The Company believes that the risk factor on page 34 of the Information Statement entitled “Our historical and unaudited pro forma combined financial information is not necessarily representative of the results we would have achieved as an independent, publicly-traded company and may not be a reliable indicator of our future results” addresses the risk disclosure requested in the Staff’s comment. The Information Statement has been revised in response to the Staff’s comment to give greater prominence to this risk factor by making it the first risk factor in the section discussing risks related to the share distribution and operating as an independent, publicly-traded company.

“Our advanced offerings may not be widely adopted…,” page 20

10.	You indicate in this section that you expect that advanced offerings of BSS and VAS solutions will account for a larger portion of your revenue. Please disclose in this risk factor the portion of your revenue that these advanced offerings currently represent.

Response to Comment 10

The Company disclosed in the Information Statement that it expected advanced offerings of BSS and VAS solutions to account for a larger portion of its revenue based on current market trends and consumer preferences. The Company advises the Staff that it markets to its customers bundled offerings that include both advanced and traditional solutions, and therefore has not and does not plan on tracking the revenue attributable solely to its advanced offerings. Accordingly, the Company has revised the Information Statement in response to the Staff’s comment to remove the reference to its expectation that its advanced BSS and VAS solution offerings will account for a larger portion of its revenue. See pages 22 and 73 of the Information Statement.

“We depend on a limited number of suppliers and manufacturers for certain components…,” page 25

11.	Please tell us if any supplier or manufacturer is your source for 10% or more of any significant product or if you are otherwise substantially dependent upon any agreements with the named suppliers. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response to Comment 11

The Company has no supplier or manufacturer that is its source of 10% or more of any significant product nor is the Company substantially dependent upon any agreements with its suppliers.

“The continued ownership of CTI common shares by our post-distribution executive officers…,” page 35

12.	Please address in this risk factor whether you have policies or procedures in place to address conflicts of interest among your executives who have significant holdings in CTI common stock and among the directors whom you share with CTI.

Response to Comment 12

The Information Statement has been revised in response to the Staff’s comment. Please see page 37 of the Information Statement.

“The share distribution may expose us to potential liabilities,” page 36

13.	You state in this risk factor that the CTI board expects that you and CTI “will each be solvent and adequately capitalized after the share distribution, will be able to repay [y]our respective debts and obligations as they mature following the share distribution and will have sufficient capital to carry on [y]our respective businesses.” Please summarize in this risk factor the basis for these conclusions and provide a more detailed discussion in the section on the reasons for the share distribution. Also, disclose that receipt of a third party opinion regarding the capital adequacy of CTI and Comverse is a condition of the share distribution.

Response to Comment 13

The Information Statement has been revised in response to the Staff’s comment. Please see page 39 of the Information Statement.

The Share Distribution, page 42

14.	Please advise what consideration you gave to including in this section or elsewhere in the information statement a discussion of the expected impact of the share distribution on CTI’s financial condition and operating performance.

Response to Comment 14

In determining whether to include in the Information Statement a discussion of the expected impact of the share distribution on CTI’s financial condition and operating performance, the Company primarily considered two factors: (i) the purpose of the Registration Statement and the related Information Statement and (ii) the fact that CTI will be soliciting shareholder approval of the share distribution and mailing a proxy statement to its shareholders in connection with such solicitation.

The Registration Statement and related Information Statement are meant to register the Company’s common stock by providing CTI shareholders with disclosure concerning the Company. The Company therefore believes that the disclosure in the Information Statement should focus only on the Company and potential impact of the share distribution on its performance. The Company believes that including significant disclosure concerning CTI in the Information Statement is not appropriate as it is not the subject of the Registration Statement and could cause confusion amongst investors as to the structure of the share distribution and the purpose of the Information Statement.

In addition, as noted in the Information Statement, CTI is soliciting shareholder approval of the share distribution and in connection with such solicitation CTI will mail a proxy statement to its shareholders. The CTI proxy statement contains, among other things, disclosure related to the expected impact of the share distribution on CTI’s financial condition and operating performance. The proxy statement for the CTI shareholder solicitation and the Information Statement for the share distribution will be sent to the same investor base, holders of CTI common shares. As a result, recipients of the Information Statement will receive disclosure concerning the effects of the share distribution on CTI whether or not included in the Information Statement. Therefore, the Company determined that it is not necessary or advisable to include disclosure related to the impact of the share distribution on CTI in the Information Statement.

Reasons for the Share Distribution

Enhanced Value, page 42

15.	Please disclose the basis for the CTI board’s belief that the combined value of CTI and Comverse common shares after the spin-off should be greater than the value of CTI common shares prior to the share distribution.

Response to Comment 15

The Information Statement has been revised in response to the Staff’s comment. Please see pages 4 and 45 of the Information Statement.

Unaudited Pro Forma Combined Financial Statements, page 55

16.	We note that certain adjustments have been excluded from your filing. We will need sufficient time to assess the adjustments once they have been included in your amended filing.

Response to Comment 16

The Company acknowledges the Staff’s comment and understands the Staff will need sufficient time to assess the adjustments once they have been included in the Information Statement.

17.	We note that adjustment “f” will be comprised of the adjustments related to notes “a” through “e” In future filings, please present each adjustment that impacts a single line item separately, rather than disclosing only the net impact of each adjustment, as is suggested by your description of adjustment “f”

Response to Comment 17

The Company revised the Information Statement to present each adjustment that impacts a single line item separately. Please see page 59 of the Information Statement.

Adjustments of to Unaudited Pro Forma Combined Balance Sheet, page 58

18.	We note that you have yet to determine how you will account for the outstanding share- based awards. Please provide us with an analysis of the method or methods under consideration based upon the description that begins on page 6 of the actions that are expected to take place.

Response to Comment 18

The Company is considering replacing CTI’s outstanding share-based awards held by continuing Comverse employees with Comverse share-based awards and/or other consideration having an equivalent economic value. Any charges recorded in connection with such proposed equity treatment, if any, will be evaluated for recognition in the pro forma financial information in accordance with Article 11 of Regulation S-X.

19.	Refer to adjustment “d” which assumes that CTI will transfer certain employee-related liabilities for employees transferring to the company. Please tell us how you determined this adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X such that it should be included in your pro forma disclosures.

Response to Comment 19

CTI will transfer substantially all of its 23 employees to the Company prior to or at the time of the share distribution. The employee-related liabilities discussed in adjustment “d” are based on actual CTI employee costs accrued in respect of such CTI employees as of the date presented. Accordingly, the Company believes the adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Trends and Uncertainties, page 65

20.	Revise to address the impact the agreements with CTI to be entered into subsequent to the completion of the share distribution will have on Comverse’s financial condition and results of operations in future periods. Refer to Section III.B.3 of SEC Release 33-8350.

Response to Comment 20

The Company acknowledges the Staff’s comment and will revise the Information Statement to address the impact the agreements entered into with CTI in connection with the share distribution will have on the Company’s financial condition and results of operations, to the extent material, in future periods once those agreements are substantially finalized.

Material Weakness in Internal Controls, page 62

21.	Please expand this section to include the steps you are taking to remediate the material weaknesses in your internal control over financial reporting. Please provide an estimated timetable for completion of the remediation and an estimate of associated material costs.

Response to Comment 21

The Information Statement has been revised in response to the Staff’s comment. Please see page 66 of the Information Statement.

Fiscal Year Ended January 31, 2012 Compared to Fiscal Year Ended January 31, 2011 Total Revenue, page 70

22.	In discussing the company’s combined results of operations, you should address the historical categories and line items included in the presentation of the audited financial statements included in the filing. Consider discussing the allocation of revenue pursuant to Rule 5.03 of Regulation S-X. Also, consider disclosing the amount of revenue recognized using the percentage-of-completion method and indicating whether such contracts are fixed priced or time and materials arrangement.

Response to Comment 22

The Company has disclosed revenue changes in the periods presented in a manner that is consistent with the way management analyzes the results of operations of the Company and each of its segments. Because management does not evaluate the Company’s revenue in the manner suggested in the Staff’s comment, the Company believes that a discussion of the changes in product and service revenue from period to period would not enhance investor understanding of the Company’s business as viewed by management.

The Company has not disclosed the allocation of revenue pursuant to Rule 5-03 of Regulation S-X as part of the discussion of its results of operations, as it does not believe it would provide additional useful information to investors to further their understanding of the Company’s results of operations as viewed by management. The Company does provide disclosure regarding its allocation method pursuant to Rule 5-03 of Regulation S-X as part of its critical accounting estimates and judgments and accounting policies in its audited combined financial statements. See pages 117, F-20 and F-21 of the Information Statement.

The Information Statement has been revised in response to the Staff’s comment to disclose the amount of revenue recognized under the percentage of completion method. Please see pages 75, 84 and 94 of the Information Statement.

23.	In describing the reason for the decrease in net sales in 2012 you identify the reduction of revenue in two segments which was partially offset by an increase in another segment. Consider what metrics management uses internally to assess performance and what individual drivers are the cause of the changes and communicate that information to investors. Ensure that each component of revenue and expense described in this section includes narrative of this type.

Response to Comment 23

The Company advises the Staff that because it evaluates its business by assessing the operating performance of each segment it believes it is more appropriate to provide a high-level discussion of the trends in revenue and expenses in the discussion of the combined results which is supplemented and complemented by a detailed discussion of individual drivers of changes to revenue and expense items as part of the segment discussion. This approach avoids repetition of the discussion of the revenue and expense drivers at both the combined and segment discussions, streamlines the results of operations discussion and provides investors with a more clear and concise presentation of management’s view of the results of operations of the Company and its segments. The Company believes that the repetition of the drivers of changes to revenue and expenses at the combined level could lead to investor confusion. The Company prominently disclosed this approach at the beginning of the disclosure relating to results of operations on page 74 of the Information Statement.

Revenue by Geographic Region, page 71

24.	We note that revenue from customers in the Americas represented approximately 25% and 33% of total revenue for the fiscal years ended January 31, 2012 and January 31, 2011, respectively. Disclosure on page F-54 indicates that only 12% and 22% of revenue is attributable to the United States. Revise your discussion to disaggregate the “Americas” into categories that more fully represent the locations of your customers or providing a cross-reference to your segment note on page F-54.

Response to Comment 24

The Information Statement has been revised in response to the Staff’s comment to provide a cross-reference to more detailed discussion of revenue by geographic region. Please see pages 75, 84 and 94 of the Information Statement.

Results of Operations

Comverse BSS

Revenue, page 74

25.	You indicate in this section that you experienced a lower volume of customer acceptances of your BSS solutions in fiscal 2012 compared to fiscal 2011. Please provide quantitative information regarding customer acceptances in each year that will better inform stockholders as of the year-to-year differences in underlying business activities. Also, please disclose your installed base of BSS solutions in each fiscal year. Please provide similar disclosure in the discussion comparing results for fiscal 2010 and 2011.

Response to Comment 25

The Company has revised the Information Statement in response to the Staff’s comment to provide additional information on customer acceptances where relevant. Please see pages 78 and 87 of the Information Statement.

With regard to additional information on the installed base of customers, the Company advises the Staff that this information would be difficult to calculate with precision because the Company uses a variety of pricing methods for its installed base of customers. Therefore, the Company cannot calculate the value of the installed base solely based on the number of customers. Rather, management reviews reports each period for overall trends in existing customers as well as services provided during the reporting period on a customer by customer basis. As a result, the Company has not disclosed the installed base of customers for the Comverse BSS segment.

Guarantees and Restrictions on Access to Subsidiary Cash

Dividends from Subsidiaries, page 96

26.	Revise to disclose the amounts of cash and cash equivalents held outside of the United States by your foreign subsidiaries.

Response to Comment 26

The Information Statement has been revised in response to the Staff’s comment. Please see page 111 of the Information Statement.

Critical Accounting Estimates and Judgments

Revenue Recognition, page 99

27.	We note that you define extended payment terms as “more than 5% of the arrangement fees are due 120 days from customer acceptance.” Please tell us what the customary time period from agreement to customer acceptance is and quantify the amount of revenue to which this risk factor relates.

Response to Comment 27

It is the Company’s experience that it takes, on average, nine months from the time the Company enters into an agreement or purchase order with a customer until acceptance. Approximately 7% ($57 million) of revenue for the fiscal year ended January 31, 2012 relates to revenue recorded under extended payment terms. The Company does not recognize revenue prior to customer acceptance.

Business

Our Strengths, page 110

28.	Please supplementally provide support for your claims that Infonetics named you as the leading provider of converged billing solutions and that Infonetics believes that the converged BSS market segment is expected to grow at a 27% compound annual growth rate through 2015. Please also revise your disclosure to indicate the year in which Infonetics named you the leading provider of converged billing solutions.

Response to Comment 28

The Company has revised the Information Statement in response to the Staff’s comment to indicate the year in which Infonetics named it the leading provider of converged billing solutions. See page 125 of the Information Statement.

The Company has supplementally provided to the Staff a press release issued by Infonetics supporting the Company’s claim that Infonetics named it the leading provider of converged billing solutions and an excerpt from a report authored by Infonetics supporting the claim that Infonetics believes that the converged BSS market segment is expected to grow at a 27% compound annual growth rate through 2016. In accordance with Rule 12b-4 of the Securities Exchange Act of 1934, as amended, the Company requests that the supplemental information requested be returned promptly following the completion of the Staff’s review thereof.

Comverse Netcentrex IP Enterprise Solutions, page 117

29.	Please more fully describe your Netcentrex solutions and clarify whether you continue to sell these solutions to new customers.

Response to Comment 29

The Information Statement has been revised in response to the Staff’s comment. Please see page 132 of the Information Statement.

Customers, page 120

30.	Please disclose the name of the customer that accounted for approximately 13% of Comverse BSS’s revenue for the fiscal year ended January 31, 2012. Refer to Item 101(c)(1) of Regulation S-K. Also, please tell us what consideration you gave to disclosing the material terms of any agreements with this customer in this section and filing such agreements as exhibits. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response to Comment 30

In response to the Staff’s comment, the Company advises the Staff that its Comverse BSS segment is not dependent on any specific customer or contract and that the mix of customers at the segment changes from period to period. The Company has a large BSS customer base and the size of orders by customers of the segment changes from period to period based on customers’ purchasing decisions, project deployments and changing needs. As reflected in the disclosure in the Information Statement, although certain customers accounted for more than 10% of Comverse BSS’ revenue during certain periods presented, no such customer accounted for more than 10% of revenue for more than one fiscal year. Further, different customers may or may not account for a significant portion of revenue in future periods. In addition, because of the nature of the Comverse BSS segment’s business, the Company does not believe that there is any trend that would suggest the disclosed customer relationship will lead to recurring revenue from the same customers at the same levels in future periods. In accordance with Item 101(c)(1)(vii) of Regulation S-K, the Company has elected not to disclose the name of the Comverse BSS segment’s customers because of its concern that by naming such customers it may cause investors to unjustifiably assume that the Comverse BSS segment will continue to receive large orders and generate a significant portion of revenue from such customers while the Company in fact is unable to predict whether the levels of order and revenue from the customers will be sustained.

Item 601(b)(10)(ii)(B) of Regulation S-K requires registrants to file as exhibits “Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw….” Given the amount of revenue generated from the noted customer, the nature of its Comverse BSS segment’s business and the change in customer mix at the segment from period to period, it does not believe the business of its Comverse BSS segment is “substantially dependent” on the contract with such customer. Accordingly, the Company does not believe that the contract with such customer is required to be filed as an exhibit to the Registration Statement in accordance with Item 601(b)(10)(ii)(B) of Regulation S-K.

Patents and Intellectual Property Rights, page 123

31.	Please clarify if you have any material patents and, if so, disclosure the duration of such patents. Refer to Item 101(c)(1)(iv) of Regulation S-K. Also, please discuss the intellectual property rights held by Exalink Ltd.

Response to Comment 31

The Information Statement has been revised in response to the Staff’s comment to indicate that no individual patent is material to the Company’s operations. Please see page 138 of the Information Statement. As noted in the Information Statement, prior to consummation of the share distribution, CTI will contribute Exalink Ltd. to the Company. Exalink Ltd. is the assignee of two U.S. Patents: (1) U.S. Patent No. 6,356,529, issued on March 12, 2002; and (2) U.S. Patent No. 6,987,763, issued on January 17, 2006. Neither of these patents are material to the Company’s operations.

Management, page 128

32.	We note that Mr. Koza, your Senior Vice President, Corporate Development and Financial Strategy, is also currently a member of Verax Capital, LLC. Please disclose the minimum portion of his working time that Mr. Koza devotes to the business of your company.

Response to Comment 32

Mr. Koza is one of the Company’s executive officers and as such devotes substantially all of his time to the Company in performance of his duties as an executive of the Company. As a member of Verax Capital, LLC (“Verax”), Mr. Koza’s duties primarily consist of service as a director of a single privately-held portfolio company held of Verax (GoodRadio.TV). We have revised the disclosure on page 145 of the Information Statement accordingly.

Compensation of Executive Officers

Annual Cash Incentive Awards

Payout Calculations, page 151

33.	You indicate in this section that no payments were to be made against the financial objectives of the fiscal 2011 cash incentive awards unless you achieved at least the threshold adjusted cash flow level for fiscal 2011. You further indicate on page 152 that the CTI compensation committee determined that you had achieved at least the threshold adjusted cash flow level for fiscal 2011. The table on page 151, however, does not include a dollar amount for the threshold adjusted cash flow of Comverse. Please advise.

Response to Comment 33

In response to the Staff’s comment, the Company notes that the threshold for adjusted cash flow of the Company was $0. The Information Statement has been revised in response to the Staff’s comment to provide this threshold. Please see page 167 of the Information Statement.

Certain Relationships and Related Party Transactions

Agreements between CTI and Comverse Relating to the Share Distribution, page 182

34.	Once the forms of your agreements with CTI have been filed, please expand your description of your material rights and obligations under those agreements in this section.

Response to Comment 34

The Company acknowledges the Staff’s comments and will expand the description of its material rights and obligations under the agreements between CTI and the Company relating to the share distribution once those agreements are substantially finalized.

Combined Financial Statements

Notes to Combined Financial Statements

Note 1. Organization, Business and Summary of Significant Accounting Policies

The Share Distribution, page F-7

35.	Please describe the intellectual property rights held by Exalink Ltd. and how these rights contribute to the company’s operations. Tell us the book and fair values of these assets and how this planned contribution was considered as part of your determination of how to account for the transaction as a spinoff.

Response to Comment 35

Exalink Ltd. is the assignee of the following two U.S. Patents: (1) U.S. Patent No. 6,356,529, issued on March 12, 2002; and (2) U.S. Patent No. 6,987,763, issued on January 17, 2006. These patents are not material to the Company’s operations. The book value and fair value of the assets held by Exalink Ltd. was de minimis as of April 30, 2012 and January 31, 2012. The inclusion of Exalink Ltd. was considered and it was concluded that it had no material impact on the determination to account for the transaction as a spinoff.

Revenue Recognition

36.	Please revise your revenue recognition policy to explain in greater detail how you establish the BESP for deliverables by considering multiple factors including, the prices you charge for similar offerings, market conditions, the competitive landscape and pricing practices. Explain any other factors you consider in determining the BESP for deliverables in your multiple element arrangements. In addition, provide similar disclosures within your critical accounting policy to discuss significant estimates and assumptions utilized in establishing BESP.

Response to Comment 36

The Information Statement has been revised in response to the Staff’s comment. Please see pages 115 and F-18 of the Information Statement.

37.	We note that certain professional services do not have stand-alone value and that you combined these services with hardware and software as one non-software deliverable. Please indicate whether the hardware and the software each have stand-alone value. Further, explain why the professional services are combined with hardware and software even though it does not have stand-alone value.

Response to Comment 37

Hardware and software do not have stand-alone value because the hardware and software function together to provide the essential functionality of the product and each element is critical to the overall tangible product sold. As such, professional services performed prior to a product’s acceptance are combined with hardware and software because the hardware and software do not have stand-alone values and the professional services typically relate to the customization and/or installation of the hardware and software. The Information Statement has been revised in response to the Staff’s comment. Please see pages 115 and F-18 of the Information Statement.

38.	You state that you in certain arrangements training services are offered on an as- requested or defined basis. Describe how you allocate revenue to these services under both your prior and new revenue recognition polices.

Response to Comment 38

The Company advises the Staff that its accounting policy for as-requested training was the same prior to and after the adoption of ASC 605-25. Generally, training was and is recognized ratably over the contractual period of the arrangement.

The Company advises the Staff that its accounting policy with regard to defined training services prior to the adoption of ASC 605-25 was to recognize associated revenue under the residual method of accounting at the time that all elements had been delivered other than PCS. The Company does not have VSOE on training services. Under ASC 605-25, the Company records training revenue when all training services in an arrangement have been delivered based on the BESP of the training. This is determined primarily based on the geographic region of the customer and the type of training provided.

39.	We note that you recognized $40.9 million of additional revenue recognized under the new guidance as compared to the revenue that would have been recognized under prior accounting guidance for the fiscal year ended January 31, 2012 resulting from material modifications of certain existing contracts. Please explain the nature of these modifications and indicate whether these modifications are common. If so, tell us whether these modifications affect your conclusion that the arrangement fees are fixed or determinable.

Response to Comment 39

The Company advises the Staff that the modifications that are the subject of the Staff’s comment relate to change of scope requests by the customer on particular projects. The changes of scope resulted from change orders that included the purchase of additional customer solutions and services and the expansion of the projects by customers. These material modifications are not common and occurred only three times in the fiscal year ended year ended January 31, 2012 (the $40.9 million referenced in the Staff’s comments comprises these three contracts). The Information Statement has been revised to reflect that the material modifications discussed relate to only three contracts. Please see pages 66 and F-19 of the Information Statement.

40.	We note that you allocate revenue to products and services for income statement presentation for those elements that do not have VSOE. Please indicate the amount of revenues that is subject to this allocation. Further, indicate whether you continue this practice subsequent to the adoption of the new revenue recognition guidance.

Response to Comment 40

The amount of revenue subject to the allocation to products and services because they do not have VSOE in the fiscal year ended January 31, 2012 was $111.6 million. The practice of allocating revenue to products and services for income statement presentation did not continue for all orders received subsequent to February 1, 2012 that do not fall under ASC 985-605, as the allocation of the contract amount to product and service elements will occur at the order level.

Note 3. Expense Allocations, page F-25

41.	You have indicated that CTI used “other indirect methods” when direct assignment of costs was “not possible, or practical.” You state that these methods include “time studies,” however, you identify no other “other” allocation methods by which CTI estimated indirect costs. Please revise your disclosure to include an explanation of “time studies” and any other methods utilized. See paragraph 1 of Interpretive Response to SAB Topic 1.B2.

Response to Comment 41

The Information Statement has been revised in response to the Staff’s comment. Please see pages 118, F-26, F-27 and F-70 of the Information Statement.

42.	Please explain the basis of CTI’s allocation of compliance-related professional fees to Comverse in each year presented. In this regard, we note that in CTI’s periodic reports, no such fees were allocated to either Comverse BSS or VAS in determining segment performance.

Response to Comment 42

The compliance-related professional fees relate to fees and expenses recorded in connection with CTI’s efforts to (a) complete current and previously issued financial statements and audits of such financial statements, (b) become current in periodic reporting obligations under the federal securities laws, and (c) remediate material weaknesses in internal control over financial reporting. Please refer to Note 20 of the audited combined financial statements on page F-51 of the Information Statement.

The compliance-related professional fees consist of external vendor expenses incurred by the Company and external vendor expenses incurred by CTI that are allocated to the Company. External vendor expenses incurred by CTI were allocated by CTI to the Company when it is determined by CTI that the Company directly benefited from such services.

The results of operations of the Company’s Comverse BSS and Comverse VAS segments as reviewed by the Company’s Chief Executive Officer, its chief operating decision maker, exclude compliance-related professional fees. Such compliance-related professional fees are unallocated corporate expenses incurred by CTI and the Company’s global corporate functions in connection with shared services provided to the Company’s other operations, including the Comverse BSS and Comverse VAS segments and recorded within selling, general and administrative expenses at Comverse Other. See pages F-9 and F-10 of the Information Statement.

Note 4 Inventory, Net, page F- 26

43.	Tell us why you present a reserve for excess and obsolete inventory as a contra asset instead of adjusting the cost basis of the inventory to reflect a new cost basis. We refer you to ASC 330-10-35-14 and SAB Topic 5BB.

Response to Comment 43

The Information Statement has been revised in response to the Staff’s comment to present the adjustment to the historical cost of inventory on a new cost basis in the combined financial statements. In addition, we removed the presentation of inventory obsolescence from Schedule II. Please see pages F-27, F-63 and F-71 of the Information Statement.

Note 21. Supplemental Cash Flow Information, page F-55

44.	We note that during the most recent fiscal year that inventory transfers to property and equipment are significantly larger than in the two prior years. Please tell us the nature of the inventory items transferred as well as the underlying reason for the transfers. In this regard, tell us whether these items are currently used and depreciated by the company. In addition, indicate what consideration you gave as to whether these items should be impaired prior to the transfers regarding the salability or potential obsolescence of these items.

Response to Comment 44

The Company advises the Staff that its research and development (R&D) department utilizes an extensive amount of lab equipment. The R&D department either purchases equipment from outside vendors or utilizes the Company’s production inventory. In prior years, inventory was transferred to fixed assets on a quarterly basis based on the short-term needs of the R&D department. During the year ended January 31, 2012, inventory was transferred to fixed assets on a quarterly basis for both short-term and long-term needs of the R&D department. As such, while the process remained the same, transfers now occur on a less frequent basis, but in larger quantities than prior periods.

There has been no change to the accounting treatment to inventory or fixed assets during the periods presented. Until the equipment inventory is transferred to fixed assets, the inventory is assessed each quarter for obsolescence based on the lower of cost or market method. Once transferred to fixed assets, the equipment is depreciated based on the estimated life of the equipment. The fixed assets are also evaluated for impairment based on the Company policies for testing for impairment of long-lived assets.

Note 23. Commitments and Contingencies

Litigation Overview

Israeli Optionholder Class Actions, page F-57

45.	We note that the stay was recently lifted and the case will proceed when an amended complaint is filed. We also note that you have not accrued for these matters as the potential loss is currently not probable or estimable. Please tell us, and disclose if material, the amount of damages, if known, that are being sought by the plaintiffs. Further, if there is at least a reasonable possibility that a loss may have been incurred, please disclose an estimate of the loss or range of loss or state that such an estimate cannot be made. Refer to ASC 450-20-50.

Response to Comment 45

The stay in the Israeli Class Action cases was lifted in May 2012. Plaintiffs have filed an amended complaint and motion to certify a class and the four potential class actions will be consolidated into a single case, with three named defendants: Comverse Technology, Inc.; Comverse Ltd.; and Verint Ltd. The defendants are currently evaluating the claims of the amended filings, and are scheduled to file the responsive pleadings in October 2012.

Plaintiffs’ complaint did not specify the amount of damages being sought. However, on July 16, 2012, CTI was notified by the plaintiffs that a new motion was filed with the court, seeking an order that CTI hold back $150 million in assets as a reserve to satisfy any potential damage awards that may be awarded in this case. The motion does not seek to enjoin the share distribution. The Company does not believe that the motion has merit. The Information Statement has been revised to reflect the plaintiffs’ motion. See pages 142 and F-85. The Company believes that the probability of any loss from these actions is remote.

Note 24. Subsequent Events, page F-59

46.	Revise to disclose that the date through which subsequent events were evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10-50-1.

Response to Comment 46

The Information Statement has been revised in response to the Staff’s comment. Please see pages F-59 and F-86 of the Information Statement.

*        *        *

Conclusion

We thank the Staff for its attention to the Company’s submission and we look forward to hearing from you regarding the Registration Statement and the related Information Statement. If I can be of any assistance during the staff’s review of the enclosed draft Registration Statement, please contact me, collect, by telephone at (212) 530-5022 or by facsimile at (212) 822-5022. I can also be reached by e-mail at rmiller@milbank.com.

Very truly yours,

/s/ Rod Miller, Esq.

Comverse, Inc.

810 Seventh Avenue

New York, New York

212-739-1000

July 18, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mark P. Shuman

Re:	Comverse, Inc. (the “Company”)
Registration Statement on Form 10 (No. 001-35572) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby acknowledges the following:

•	The Company is not relieved from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	The Commission or the staff, acting pursuant to delegated authority, are not foreclosed from taking any action with respect to the Registration Statement; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Comverse, Inc.

By:	/s/ Shefali A. Shah
	Name:	Shefali A. Shah
	Title:	Senior Vice President, General Counsel and Secretary